ITAÚ UNIBANCO HOLDING S.A. PUBLIC DISCLOSURE VERSION ENVIRONMENTAL, SOCIAL AND CLIMATE RESPONSIBILITY POLICY 1. PURPOSE The “Environmental, Social and Climate Responsibility Policy” (or “PRSAC” in Portuguese) presents the principles and guidelines that guide the performance of the business, activities and processes of Itaú Unibanco in relation to the environmental, social and climate natures, as well as in its relationship with stakeholders. 2. TARGET AUDIENCE This policy is applicable to the activities of Itaú Unibanco and its subsidiaries. 3. INTRODUCTION In the capacity of an institution that represents the conglomerate before the Central Bank of Brazil, Itaú Unibanco adopts the vision of being a benchmark in sustainable performance and customer satisfaction by creating value shared among all stakeholders. This pursuit is based on the compliance with laws and regulatory rules and the promotion of sustainable development, ensuring the longevity of the business and respect for competitive conditions, promoting a fair financial system aligned with the best practices in the industry. The adherence to this policy is mandatory and guides the efforts of the organization to comply with the principles and guidelines established herein, taking into account proportionality, relevance and compatibility aspects, in accordance with Resolution No. 4,945/21 of the National Monetary Council (CMN) and the Bank Self-regulation System (SARB) No. 14/2014 of the Brazilian Federation of Banks (FEBRABAN). 4. PRINCIPLES AND GUIDELINES This policy defines the principles and guidelines that guide the performance of the business, activities and processes of Itaú Unibanco, as well as its relationship with stakeholders, in relation to the following natures: I. Regarding the social nature - Respect for and protection of Human Rights in the institution’s operations and value chain, by promoting diversity, equity and inclusion, ensuring a healthy and sustainable environment, preventing and fighting against moral and sexual harassment, discrimination of any nature, human trafficking, work in degrading conditions or in disagreement with legislation (such as child labor and forced or compulsory labor), as well as any actions or omissions that may jeopardize society or violate ethical and social principles. - Encouragement for the transformation of society and social development, focused on the reduction of inequalities, by strengthening historically vulnerable groups in conformity with the private social investment strategy. - Availability of legitimate channels that are accessible and transparent to receive and check reports on suspected violations, appropriate to the protection and confidentiality of the parties involved, committed to providing a proper institutional response and continuous improvement of the practices adopted. - Taking into account the social aspects and an ethical and responsible attitude upon designing, offering and selling products and services to ensure compliance with the suitability, accessibility and information security principles. - Encouragement for clients’ financial health by means of processes, policies and the offering of content and tools that support the proper management of personal finance. II. Regarding the environmental nature - Reduction of the negative environmental impacts of direct operations, in addition to the promotion of sustainable practices, by means of efficiency in the use of energy and natural resources, proper management and disposal of waste and effluents generated in the bank’s activities. - Management and minimization of negative environmental impacts arising from activities through continuous improvement processes, taking into consideration good environmental management practices. - Adoption of environmental risk and opportunity management processes that contribute to the conservation and sustainable use of resources and protection of biodiversity. - Attention to compliance with applicable environmental legislation in our processes. - Making investments and structuring operations that align the transition into a more sustainable economy with financial feasibility, while reinforcing the adequate management of environmental, social and climate risks. III. Regarding the climate nature - Incorporation of climate variables into risk management, as defined in the Environmental, Social and Climate Risks Policy (Global) (ESC Risks), in accordance with CMN Resolution No. 4,557/17. - Development of a business strategy associated with a low carbon economy through industry strategies, commercial products for climate transition and carbon market. - Measurement of scope 1 and 2 greenhouse gas emissions and voluntary offset of own emissions. - Measurement of scope 3 greenhouse gas emissions of own operations, supporting suppliers to adopt practices that contribute to carbon mitigation. - Measurement of financed emissions (scope 3) and implementation of a decarbonization plan to support the transition of businesses into a low carbon economy. 5. ESG STRATEGY The ESG (Environmental, Social and Governance) Strategy is supported by a solid Governance and Conduct base that ensures the prioritization of goals and actions factoring in the main economic, social and environmental impacts of the business, periodically assessed under a materiality review process. This section presents the guiding pillars of the ESG Strategy. Sustainable Finance It integrates ESG aspects into business strategies through studies, dialogue with different industries, development of sustainable products and services and client engagement. It seeks to mobilize financial solutions that encourage responsible practices, support the transition into business models that promote a more sustainable, inclusive and low carbon economy. Climate Transition It strengthens the resilience of own operations and the delivery of products and services that support clients in their transition into a low-carbon economy, focused on adaptation and mitigation of climate change, with the commitment to be a carbon-neutral company through the adoption of climate goals, in conformity with the global commitment to tackle climate change. Diversity and Development It promotes diversity and inclusion, fosters the social and financial development of people and companies towards a fairer and more thriving country by strengthening staff representation, encouraging inclusive entrepreneurship and engaging our value chain in responsible practices that promote sustainable development. 6. MANAGEMENT OF PRINCIPLES AND GUIDELINES

The departments responsible for processes or decision-making covered by this policy must include in their corresponding internal procedures the means for implementing the guidelines established herein, in line with the ESG Strategy pillars presented in the previous chapter. We point out the processes required for effective compliance with the guidelines: - Establish governance processes to ensure the proper and continuous management of the environmental, social and climate aspects, with definition of the departments responsible, regular reporting to the proper forums and adoption of mechanisms to monitor the guidelines and practices adopted, aimed at ensuring the effectiveness of the policy. - Follow the basic guidelines of the Environmental Management System, or any other system that may replace it, aiming to ensure compliance with the NBR ISO 14.001:2015 (Brazilian Technical Standard of the Brazilian Association of Technical Standards (ABNT)) for certified buildings, and adopt environmental management actions aligned with the best practices for uncertified administrative buildings and the branch network. - Promote the internal dissemination of this policy by means of awareness and training initiatives for employees on environmental, social and climate topics, so as to strengthen the organizational culture and the effectiveness of the guidelines established. - Disseminate good practices, strategy and environmental, social and climate content to our stakeholders. - Manage the ESC Risks classified as one of the many types of risk to which Itaú Unibanco is exposed, ensuring their identification, measuring, assessment, monitoring, reporting, control and mitigation in its operations, products and services. - Disclose this policy on the institution’s website, as well as the information about actions carried out for its effectiveness, the economic sectors considered sensitive or subject to restrictions, products and services that positively contribute to environmental, social or climate aspects and the voluntary pacts, agreements or commitments assumed, as provided for in items II and III, Article 10, of CMN Resolution No. 4,945/21. - Incorporate sustainability and environmental, social and climate responsibility criteria into the management and decision- making of investments in companies in which Itaú Unibanco holds shareholding control or an effective operational control. - Integrate sustainability and environmental, social and climate responsibility issues into the management of third-party resources, assuming responsible management through the engagement of companies and participating at investees’ meetings. 7. GUIDELINES FOR RELATIONSHIP WITH STAKEHOLDERS I) CLIENTS - Contribute to increase the access to financial products and services and offer tools and content that support healthy financial decisions to the different client profiles, aiming to improve financial health, which is perceived in terms of indebtedness reduction, responsible financial management, building of financial resilience, among others. - Promote practices for the continuous improvement of accessibility, social inclusion, respect for Human Rights and diversity of clients. - Influence the sustainable development of people and companies by means of our business, whether through the extension of credit in industries with a positive impact on society, the structuring of ESG operations and products, the support to the climate transition of the economy, or the offer of responsible investment products that are open for funding. - Promote financial inclusion and social development by supporting very small, small and middle- market entrepreneurs, particularly women entrepreneurship, aiming at reducing social inequalities and strengthening local economy.

II) EMPLOYEES - Offer to employees a healthy, accessible, inclusive and prosperous work environment that generates well-being based on the adoption of good development, training, health and safety practices. - Have a confidential, neutral and independent Ombudsman’s Office channel available to guide and advise employees, as well as to receive and address any suspicions, complaints and grievances related to interpersonal conflicts and interests at the workplace, ethical misconducts and behaviors that are contrary to the institutional policies, including moral and sexual harassment and discrimination. - Adopt compensation processes aimed at complying with the applicable regulation and the best national and international practices, as well as ensuring compatibility with this policy. - Promote equal opportunities for employees, as well as for the development of corporate leaders on diversity and human rights through affirmative actions. III) SUPPLIERS - Engage and raise the awareness of active suppliers to encourage the adoption of best environmental, social and climate responsibility practices. - Strengthen the supply chain, by promoting environmental, social and climate practices aligned with our values, focused on the identification and management of suppliers with potential environmental, social and climate risks, mitigating adverse impacts and fostering continuous improvement. - Monitor the environmental, social and climate aspects for contracting and maintaining suppliers in accordance with the principles of this policy, as well as the compliance by suppliers with the applicable legislation. IV) INVESTORS AND STOCKHOLDERS - Disclose financial and non-financial information in a simple and objective manner that allows investors and stockholders to assess the organization’s work and strategy, enabling them to make proper investment decisions. - Report, in an integrated, continuous and consistent way, relevant environmental, social, climate and governance aspects. V) SOCIETY - Strengthen the institution’s performance with society, promoting environmental, social and climate activities and public policies aimed to reduce inequalities and support historically vulnerable groups, due to gender, race, age, sexual orientation, disability or regionality, through projects and strategic partnerships. - Provide transparency to the use of proceeds from private social investments and projects supported by incentive laws. - Promote the dialogue and an ethical relationship between Itaú Unibanco and society entities as defined in the Policy on Governmental and Institutional Relations. 8. ROLES AND RESPONSIBILITIES The governance of environmental, social and climate responsibility at Itaú Unibanco is carried out through the forums and departments indicated below. Additionally, Itaú Unibanco has joint bodies that exercise responsibilities delegated for managing risks and capital, under the responsibility of the CRO. • Board of Directors: It approves and reviews the Environmental, Social and Climate Responsibility Policy (PRSAC), ensuring its effectiveness, adherence by the institution and alignment with the other policies of the organization. Supported by the department responsible, it ensures that the compensation structure does not encourage conduct that is incompatible with the Environmental, Social and Climate Responsibility Policy. • Environmental, Social and Climate Responsibility Committee: It coordinates activities with the Risk and Capital Management Committee (CGRC) and works on the recommendations of the

Board of Directors, including the implementation and review of this policy and, when required, proposes recommendations for improving the actions implemented, aimed at ensuring the effectiveness of the Environmental, Social and Climate Responsibility Policy. • Superior ESG Council: It is responsible for ensuring the implementation of the Sustainability and ESG Strategy in accordance with the Environmental, Social and Climate Responsibility Policy. It monitors indicators, projects and priority initiatives and the work of the bank in view of the main ESG demands from the market, regulators and civil society. It resolves upon projects and resources necessary to mitigate any deficiencies and, when applicable, proposes improvements to the ESC Responsibility Committee and the Board of Directors. • Officer in charge: Responsible for the management of the Institutional Relations and Sustainability Office, they act as the focal point to the Environmental, Social and Climate Risk Policy. They provide insights and take part in the decision-making of this policy implementation and review, supporting the Board of Directors. They implement, monitor and improve actions to ensure their effectiveness, in coordination with business and back office areas. They are also responsible for ensuring the reliable disclosure of information related to the Environmental, Social and Climate Responsibility Policy and reporting to the Central Bank of Brazil any change in the designation of the office in charge. • Institutional Relations and Sustainability Office: It is responsible for implementing and updating this policy, as well as for developing and coordinating topics and processes related to environmental, social and climate responsibility, in accordance with the duties determined in a specific internal rule and in line with the business and back-office areas. • Environmental and Social Legal Department: It provides support on environmental and social legal topics, guiding on legislation and rules applicable to the Environmental, Social and Climate Responsibility Policy and environmental, social and climate risk management. • Risk Department: It identifies, measures, assesses, monitors, reports, controls and mitigates, and internalizes in policies and procedures the Environmental, Social and Climate Risks. • Operational Risk Office (DRO): Operating in the second line of governance, with the Dedicated Operational Risk role, it ensures the operation and integrity of the Internal Control Systems on an independent basis, and it is responsible for: supporting the first line of governance in the management of the operational risks; developing and providing the methodologies, tools, systems, infrastructure and governance necessary to support the integrated Operational Risk and Internal Control management; coordinating the Operational Risk and Internal Control activities with the business and back office areas, being independent in the exercise of its duties and communicating the moderate and high risk notes. • Products and Services Departments (Wholesale and Retail): They enable the development of business opportunities with the potential to make a positive contribution to society, nature, climate, restoration and environmental conservation, and provide transparent information to the market. • Procurement Department: It continuously monitors environmental, social and climate criteria and can block suppliers involved in material facts and terminating their contracts, when applicable. • Investor Relations Department: It publishes information to investors in accordance with the guidelines of this policy and provides the documents listed by Resolution No. 4,945/21 of the National Monetary Council (CMN) on the institution’s website. • Compensation Department: It ensures that the compensation structure adopted by the institution does not encourage behaviors in disagreement with this policy.

• Endomarketing Department: It works on the dissemination of this policy to employees and their engagement with it. • Internal Audit Department: It checks, on an independent and regular basis, the adequacy of processes and procedures for the adherence to the Environmental, Social and Climate Responsibility Policy, in accordance with the guidelines established in the Internal Audit Policy. • Insurance, Pension Plan and Premium Bonds Department: It ensures the proper application of this policy, where appropriate, in compliance with the requirements established by SUSEP Circular No. 666/2022. Their corresponding structures are responsible for ensuring that the principles and guidelines described herein are added to their internal processes, subject to the specifications of the insurance, private pension and premium bonds segment. When required, these entities may supplement this policy with proprietary procedures or documents that evidence compliance with requirements of industry regulation. • Other departments of Itaú Unibanco: They monitor the adherence to the principles and guidelines of this policy in the activities under their responsibility and management. They formalize in their processes, policies, procedures and/or manuals the criteria that ensure adherence to the principles and guidelines of this policy. 9. COMMUNICATION CHANNELS Questions and suggestions related to this policy and its application must be forwarded to the electronic mail: prsac@itau-unibanco.com.br. Public information on this policy is available at the link: https://www.itau.com.br/sustentabilidade/institucional/documentos- e-politicas-esg/ Approved by the Board of Directors on 2025, October.